ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

July 13, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Hardy

Angela C. Jaimes

(617)951-7591 angela.jaimes@ropesgray.com

Re:      Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 206

Dear Ms. Hardy:

I am writing on behalf of Allianz Funds (the "Trust") to respond to the supplemental comments by the staff (the "Staff") of the Securities and Exchange Commission received on July 8, 2020, on the Trust's Post-Effective Amendment No. 206 (the "485(a) Amendment") to the Registration Statement on Form N-1A of the AllianzGI Health Sciences Fund (the "Fund"), a series of the Trust, and related to the Trust's correspondence filing dated July 7, 2020 (the "Initial Response Letter"). The Staff previously provided comments on the 485(a) Amendment on July 1, 2020.

Summaries of your supplemental comments and the Trust's responses are set forth below. To the extent applicable, the responses below are reflected in Post-Effective Amendment No. 208 (the "485(b) Amendment") to the Trust's Registration Statement, to be filed effective July 13, 2020, pursuant to Rule 485(b) under the Securities Act.

Fees and Expenses of the Fund

1.Comment: In the "Fees and Expenses of the Fund—Examples" section of the fund summary, the Staff seeks a disclosure to clarify that the example applies whether the investor redeems or holds all of its shares.

Response: The Trust will revise the relevant disclosure in the 485(b) Amendment as shown below (new language denoted by underline):

"The Examples are intended to help you compare the cost of investing in shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, your investment has a 5% return each year, and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, the

Examples show what your costs would be based on these assumptions whether you redeem your shares at the end of each period or do not redeem your shares."

Performance Information

2.Comment: Regarding the "Performance Information" section of the fund summary, the

Staff asserts it was unclear in the 485(a) Amendment that predecessor performance was being shown. The Staff notes that the disclosure states for "periods prior to a reorganization of the Fund, in which a predecessor fund was merged into the Fund, the performance information is based on the performance of the predecessor fund, adjusted to reflect fees and expenses paid by the particular share class of the Fund." Accordingly, the Staff asks the Trust to confirm that (1) the adjustment for class fees and expenses utilizes the gross annual operating expenses set forth in the fee table for Class P shares and (2) the adjustment does not result in a higher total return performance for Class P shares. The Staff refers the Trust to Quest For Value Dual Purpose Fund, Inc., SEC No- Action Letter (publicly available February 28, 1997).

Response: With respect to the first part of the Staff's comment, the Trust notes that the adjustment utilizes net annual operating expenses. With respect to the second part of the Staff's comment, the Trust asserts that it has been the longstanding practice of funds advised by Allianz Global Investors U.S. LLC ("AllianzGI U.S.") to adjust the inherited performance of a new share class of an existing fund based on differences in class- specific expenses relative to the oldest prior-existing share class, regardless of whether such adjustment results in an increase or decrease performance.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid or otherwise borne by investors in the newer share class.

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of

Investment Management, about the Trust's presentation of performance data in its prospectuses for newer share classes with lower expenses than a fund's older share classes. This conversation resulted from the filing of a post-effective amendment to the

Trust's registration statement. The cover letter of that amendment specifically referred to the Trust's then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff's position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). The methodology in question was the same as that used for presenting the performance in the prospectus and in the offering documents for the registered funds in the Allianz complex generally. The Trust understands that during this conversation, Mr. Miller indicated that

(a)he understood the Trust's reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust's methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, details regarding the calculation of a Fund's class-by-class performance, including a discussion of any performance adjustments, are provided under "Additional Performance Information" in the Fund's prospectus and statement of additional information.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:Angela Borreggine, Esq. Debra Rubano, Esq. George B. Raine, Esq. Shawn M. Donovan, Esq.